UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

835637109
(CUSIP Number)

Kent M. Rowett
Leeward Investments, LLC
1010 E. Sir Francis Drake Blvd., Suite 202
Kentfield, California 94904
(415) 284-0779

With a copy to:

Henry Lesser, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303
(650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 835637109	Page 2 of 10

1	NAME OF REPORTING PERSONS Leeward Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,571 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,571 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,571 shares of Common Stock (7.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) 00 (Limited Partnership)

* See “Explanatory Note to Cover Pages” following the cover pages to this Amendment.

CUSIP No. 835637109	Page 3 of 10

1	NAME OF REPORTING PERSONS Leeward Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,571 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,571 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,571 shares of Common Stock (7.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

* See “Explanatory Note to Cover Pages” following the cover pages to this Amendment.

CUSIP No. 835637109	Page 4 of 10

1	NAME OF REPORTING PERSONS Mr. Kent M. Rowett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,571 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,571 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,571 shares of Common Stock (7.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* See “Explanatory Note to Cover Pages” following the cover pages to this Amendment.

EXPLANATORY NOTE TO COVER PAGES

In the foregoing cover pages to this Amendment, the box in row 2(a) is checked to affirm the existence of a “group” among the Reporting Persons. The box in row 2(b) is also checked to denote that the Reporting Persons may be deemed to constitute a “group” with the Stapleton Parties (as defined in Item 2 to this Amendment) by reason of the Acquisition Support Agreement reported in Item 4 to this Amendment but that the Reporting Persons disclaim beneficial ownership of any of the Shares beneficially owned by the Stapleton Parties (as defined in Item 2 below).

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D dated September 29, 2010 previously filed by the Reporting Persons (the “Statement”) by supplementing such Items with the information below. Capitalized terms used and not defined in this Amendment, and previously defined in the Statement, have the meanings given to them in the Statement. Other capitalized terms used and defined in this Amendment have the meanings given to them in the Acquisition Support Agreement reported in Item 4 to this Amendment.

Item 2. Identity and Background.

The business address of each the Reporting Persons is 1010 E. Sir Francis Drake Boulevard, Suite 202, Kentfield, California 94904.

By reason of the Acquisition Support Agreement reported in Item 4 to this Amendment (which is incorporated by reference in response to this Item) the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), with Stapleton Acquisition Company, a Delaware corporation (“SAC”), and certain related parties (collectively with SAC, the “Stapleton Parties”) who have reported on a Schedule 13D, as amended (the “Stapleton 13D”), that they beneficially own Shares, which SAC has advised the Reporting Persons currently consist of 602,353 shares (constituting approximately 48% of the number of outstanding Shares as most recently reported by the Company). The Stapleton Parties, in addition to SAC, as identified more completely on the Stapleton Schedule 13D, consist of: Craig R. Stapleton (the Company’s President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board, who is also the President and sole shareholder of SAC); Dorothy W. Stapleton; Walker R. Stapleton; Wendy S. Reyes, Trustee, Separate Property Trust; Benjamin F. Stapleton IV; Trust FBO Benjamin F. Stapleton IV; Sarah F. Stapleton; Trust FBO Sarah F. Stapleton; Trust FBO Katherine H. Stapleton; Katherine H. Stapleton, Custodian for Karina Stapleton, UGMA; Charles T. Schulze; and Peter B. Schulze, Custodian for Isaiah Schulze, UGMA. Information about the identities of, and relationships among, the foregoing persons is set forth in the Stapleton 13D and the Reporting Persons assume no responsibility for such information or any information provided in future filings with the Securities and Exchange Commission made by or on behalf of any of the Stapleton Parties with respect to any of them. To the extent that the Reporting Persons and the Stapleton Parties may be deemed to constitute a “group,” this Amendment and any future amendments to the Statement constitute solely the filings of the Reporting Persons for purposes of Rule 13d-1(k) promulgated pursuant to the 1934 Act and the Reporting Persons assume no responsibility for the completeness or accuracy of the information concerning the Stapleton Parties contained in this Amendment or any future amendment to the Statement. The Reporting Persons disclaim beneficial ownership of any of the Shares beneficially owned by the Stapleton Parties.

Item 4. Purpose of Transaction.

Leeward Capital and Leeward Investments (the “Leeward Parties”) have entered into an Acquisition Support Agreement dated as of February 18, 2011 (the “Support Agreement”) with SAC. The Support Agreement is filed as Exhibit 3 to this Amendment and incorporated by reference in response to this Item, and the description of the Support Agreement in this Item is qualified in its entirety by the full text of the Support Agreement.

The Support Agreement provides that, to the extent and in the manner set forth therein, the Leeward Parties will support an acquisition by SAC of the entire Equity Interest in the Company not beneficially owned by SAC and its Affiliates (the “Acquisition”) for cash consideration of not less that $8.90 per Share (the “Acquisition Price”), either by (i) a tender offer (the “Offer”) to be followed by a “short-form” merger if SAC directly or indirectly owns at least 90% of the outstanding Shares following the closing of the Offer or (ii) an Alternative SAC Acquisition Proposal (as defined in the Support Agreement to mean, in general, a merger, business combination or similar transaction between SAC or one of its Affiliates and the Company). The Support Agreement obligates SAC to make a make a written proposal to the Company’s Board of Directors (the “Proposal”) for the Acquisition by no later than 5 p.m. New York City time on the first Business Day following the date of the Support Agreement (the Reporting Persons understand the Proposal has been made). However, the Support Agreement expressly provides that neither SAC nor its Affiliates has any obligation to pursue or effectuate the Acquisition following the making of the Proposal and the Support Agreement does not address the terms and conditions of the Acquisition (except for specifying the minimum Acquisition Price and providing that, if the Acquisition is to be effectuated through the Offer, SAC may condition the consummation of the Offer and the acceptance of the tendered Shares on, along with other customary conditions, the participation of the holders of a designated minimum percentage of the outstanding Shares not owned by SAC or any of its Affiliates). The Reporting Persons have, and can provide, no assurance as to the outcome of the Proposal or that the Acquisition will be pursued or consummated by SAC or its Affiliates (whether through the Offer or an Alternative SAC Acquisition Proposal). Whether or not the Acquisition occurs is beyond the control of the Reporting Persons.

The Support Agreement provides for the Leeward Parties to support the Acquisition principally as follows:

  If the Acquisition is effectuated through the Offer, the Leeward Parties must tender all of their Shares in accordance with the terms of the definitive Offer documents by the tenth Business Day following the commencement of the Offer and, once tendered, such Shares may not be withdrawn unless the Offer has been terminated or has expired without any Shares having been accepted for payment.
  If the Acquisition is effectuated through an Alternative SAC Acquisition Proposal, the Leeward Parties must vote all their Shares in favor of approval thereof at any duly convened meeting of stockholders (including any adjournment or postponement) at which approval is sought from the Company’s stockholders. The Leeward Parties must also vote all their Shares against certain other proposals that are submitted for a vote of the Company’s stockholders, including any Third Party Acquisition Proposal, any proposal for a significant corporate reorganization of the Company except in furtherance of an Alternative SAC Acquisition proposal, and any proposal that would result in any of the conditions to the Offer not being fulfilled or would reasonably be expected to interfere with or delay the consummation of the Offer or any Alternative SAC Acquisition Proposal. The Leeward Parties have granted to SAC an irrevocable proxy, effective until the termination of the Agreement, to vote their Shares consistently with these voting covenants.

  The Leeward Parties may not transfer or grant any proxies on their Shares, or agree to do so, except as contemplated by the Support Agreement.
  The Leeward Parties may not exercise any dissenter’s appraisal rights in respect of their Shares that may arise in connection with any Alternative SAC Acquisition Proposal.

  For purposes of the Support Agreement, references to the Shares owned by the Leeward Parties include any Shares they acquire during the term of the Agreement. However, the Reporting Persons do not currently anticipate that any of them will acquire any further Shares during the term of the Support Agreement.

  In the Support Agreement, the parties have agreed that, except as prohibited by Applicable Law, they will consult with each other regarding public disclosure with respect to the Agreement and each other, and they will provide each other with information regarding themselves (for the accuracy of which, the providing party is responsible) reasonably required for the preparation of any disclosure documents.

  The Support Agreement provides that it will terminate on May 31, 2011 if, by 5 p.m. New York City time on that date, the Offer has not been commenced and no SAC Acquisition Agreements have been entered into. If one of those events has occurred by that date and time, then the Support Agreement provides that it will terminate on September 30, 2011 except that if, on that date, SAC or the Company is diligently responding to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) relating to the Offer or an Alternative SAC Acquisition Proposal, then the Agreement will terminate on the earlier of the fortieth Business Day after SAC or the Company has made a filing with the SEC definitively responding to all such comments or December 31, 2011.

  In addition, the Support Agreement provides that it may be terminated:

  by the mutual written consent of the parties;
  by either SAC or the Leeward Parties if there has been a breach in any material respect of any representation, warranty, covenant or agreement made by the other(s);
  by either SAC or the Leeward Parties if the Offer has been commenced and is subsequently terminated or expires without any Shares having been accepted for payment and SAC has confirmed to the Leeward Parties in writing that SAC does not intend to pursue the Acquisition through an Alternative SAC Acquisition Proposal; or
  by either SAC or the Leeward Parties if an SAC Acquisition Agreement previously entered into by SAC or any of its Affiliates is terminated in accordance with its terms.

  In the event of termination of the Support Agreement in accordance with its terms, it will have no further effect except for liability for a breach occurring prior to termination.

  The Support Agreement contains certain representations, warranties and covenants by the Leeward Parties and SAC, respectively.

  The Leeward Parties entered into the Support Agreement to facilitate the Acquisition by enhancing the likelihood that it would be consummated should SAC pursue it and that the Shares beneficially owned by the Reporting Persons would be acquired thereunder at a price acceptable to them. As reflected in the Support Agreement, SAC’s willingness to make the Proposal was conditioned on the willingness of the Leeward Parties to enter into the Support Agreement in consideration of the time and expenses necessary to submit the Proposal to the Company’s Board of Directors in good faith and in compliance with Applicable Law. In the event that the Support Agreement is terminated in accordance with its terms, the Reporting Persons have no plans or proposals with respect to the Company of the kind enumerated in Item 4 of Schedule 13D promulgated under the 1934 Act. However, should that situation arise, then depending on market conditions, circumstances affecting the Company and/or extrinsic factors such as developments in the Company’s business or industry, the economic environment and actions deemed appropriate by the Reporting Persons to enhance the value of Leeward Capital’s Shares, the Reporting Persons reserve the right to formulate such plans or proposals in the future, as well as to discuss the Company and Leeward Capital’s investment in the Shares with the directors and executive officers of the Company and third parties, without amending the Statement.

  By reporting the information contained in this Amendment, the Reporting Persons do not intend to solicit or recommend, nor are they soliciting or recommending, proxies, consents or tenders from, or any other action by, any other holders of Shares, nor do they intend to do so in the future with respect to the Offer or an Alternative SAC Acquisition Proposal, if pursued by SAC. The purpose of the Reporting Persons in entering into the Support Agreement was to advance the potential monetization of Leeward Capital’s own Shares at not less than the Acquisition Price by committing to certain actions with respect to those Shares. Without limiting the foregoing, the Reporting Persons make no statements as to the fairness of the Acquisition Price or the other terms on which SAC may pursue the Acquisition.

  Item 5. Interest in Securities of the Issuer

  (a, b)     Reference is made to the response to Item 2 of this Amendment, which is incorporated by reference in response to this Item, with respect to the disclaimer by the Reporting Persons of beneficial ownership of any of the Shares beneficially owned by the Stapleton Parties.

  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Reference is made to Exhibit 3 to this Statement, which is incorporated by reference in response to this Item (see Item 7).

  Item 7. Material to be filed as Exhibits

  Exhibit  3 to this Statement is the “Support Agreement” referred to in Item 4 of this Statement.

  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

  Date: February 18, 2011

Leeward Capital, L.P.

By:	Leeward Investments, LLC
General Partner

By:	/s/ Kent M. Rowett
Name:	Kent M. Rowett
Title:	Manager

Leeward Investments, LLC

By:	/s/ Kent M. Rowett
Name:	Kent M. Rowett
Title:	Manager

Kent M. Rowett

By:	/s/ Kent M. Rowett
Kent M. Rowett